UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2023 Extraordinary General Meeting of Shareholders of Golden Heaven Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

1

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2023 Extraordinary General Meeting of Shareholders, dated July 20, 2023, to be mailed to shareholders of the Company in connection with the 2023 Extraordinary General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2023 Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: July 20, 2023	By:	/s/ Qiong Jin
	Name:	Qiong Jin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

3